UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-41576

ECARX Holdings Inc.

(Translation of registrant’s name into English)

Second Floor North

International House

1 St. Katharine’s Way

London E1W 1UN

United Kingdom

+44 73 8531 8413

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On October 30, 2025, we entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain institutional investor (the “Investor”) under which the Company agreed to issue and sell pursuant to the Company’s Indenture, dated October 30, 2025 between the Company and U.S. Bank Trust Company, National Association, as trustee (the “Trustee”), and a First Supplemental Indenture to be entered into between the Company and the Trustee (collectively, the “Indenture”), in one or more registered direct offerings by the Company directly to the Investor (the “Offering”) convertible notes for up to an aggregate principal amount of $150,000,000 (the “Notes”) that will be convertible into Class A ordinary shares of the Company’s, par value of $0.000005 per share (the “Ordinary Shares”).

The Company expects to issue and sell to the Investor a Note in the original principal amount of $50,000,000 (the “Initial Note”) on or about October 30, 2025 (the date the Initial Note is issued, the “Initial Closing Date”). Upon our filing of one or more additional prospectus supplements, and our satisfaction of certain other conditions, the investor may elect to consummate additional closings of up to $100 million in aggregate principal amount of additional notes (“Additional Notes”). The Notes will at all times rank pari passu with all existing and future unsubordinated and unsecured obligations of the Company. Except as otherwise set forth in the Additional Notes, the Additional Notes will be identical in all material respect to the Initial Note, except that they will be issued pursuant to an additional prospectus supplement.

Unless earlier converted or redeemed, the Notes will mature on the twelve-month anniversary of the issuance date, subject to extension in certain circumstances as provided in the Notes (the “Maturity Date”). The Notes do not bear interest except upon the occurrence and continuance of an event of default, in which case the interest rate becomes 14.0% per annum. If a holder elects to convert or redeem all or any portion of a Note prior to the Maturity Date, all accrued and unpaid interest on the amount being converted or redeemed will also be payable.

Upon issuance, the Notes amortize in installments, and we will make monthly payments commencing on the first trading day after the closing date as specified in the Note, payable in cash or our Class A Ordinary Shares. If we elect to pay in cash, the principal due will include accrued and unpaid interest and any late charges on the Notes, along with any applicable deferred amount and/or accelerated amount. If we elect to pay in our Class A Ordinary Shares, for purposes of the monthly amortization our Ordinary Shares will be valued at a price per share equal to the lower of: (i) the Conversion Price then in effect; and (ii) the greater of (x) the Floor Price; and (y) 98% of the quotient of (A) the sum of each of lowest VWAP of our Class A Ordinary Shares of any 4 trading days during the 20 consecutive trading day period ending and including the trading day immediately prior to such installment date, divided by (B) 4.

No Note may be converted to the extent that such conversion or exercise would cause the then holder of such Note to become the beneficial owner of more than 4.99% (which percentage is subject to increase to 9.99% or decrease, at the option of such holder, except that any increase will only be effective upon 61-days’ prior notice to us) after giving effect to such conversion or exercise (the “Beneficial Ownership Cap”).

Each holder agrees not to sell on any given trading day more than the greater of (i) 15% of the daily trading volume and (ii) $1,000,000. For so long as any holder owns any Notes, such holder shall not maintain a net short position.

Subject to the Beneficial Ownership Cap, each holder of Notes may convert all, or any part, of the outstanding principal of the Notes, together with accrued and unpaid interest, and any late charges thereon, at any time, at such holder’s option, into Ordinary Shares at a conversion price that is initially set at $2.59 per Ordinary Share (subject to adjustment including for anti-dilution events and proportional adjustment upon the occurrence of any share split or subdivision, share dividend, share consolidation or combination and/or similar transactions, recapitalization or similar event, and we refer to such conversion price as adjusted as the “Conversion Price”).

At any time after the earlier of the holder’s receipt of an event of default notice and the holder’s becoming aware of an event of default and ending (each such period is referred to as an “Event of Default Redemption Right Period”) on the later of (x) the date such event of default is cured (or waived in writing by the holder) and (y) tenth trading day after the holder’s receipt of an event of default notice, each holder may alternatively elect to convert all or any party of the amounts outstanding under such holder’s Note at a 25% premium into our Class A Ordinary Shares at the “Alternate Conversion Price” equal to the lower of (i) the Conversion Price then in effect; and (ii) the greater of (i) US$0.47, subject to adjustment as set forth in the Notes (the “Floor Price”); and (ii) 85% of the lowest volume weighted average (the “VWAP”) price of our Class A Ordinary Shares during the 10 consecutive trading days immediately prior to such conversion.

Subject to the rules and regulations of the Nasdaq Global Market and certain other conditions, we have the option at any time to elect mandatory conversion if the share price trades above US$3.88 (as adjusted for share splits, share dividends, recapitalizations and similar events) for 15 consecutive trading days and the aggregate daily dollar trading volume of our Class A Ordinary Shares on each trading day during such 15 consecutive trading day period is more than US$3,000,000. We have no right to effect a mandatory conversion if any event of default has occurred and is continuing.

The Securities Purchase Agreement contains customary representations, warranties and covenants, including a restriction, subject to exceptions, on the entrance into variable rate transactions. It also grants the Investor the right to participate in certain future debt offerings of the Company until the later of (x) the last date of the last tranche of the Additional Notes the Investor can elect to consummate and (y) such date on which no Notes remain outstanding, as well as certain anti-dilution rights applicable to the Notes.

The Notes contain customary affirmative and negative covenants, including certain limitations on incurrence of indebtedness and creation of liens, payment, redemption, cash dividends and investments, asset transfers, changes in the business, and obligation to maintain intellectual property rights and insurance. They also require us to maintain a minimum balance of available cash of US$25 million as of the end of each fiscal quarter.

The Notes prohibit us from entering into specified fundamental transactions (including, without limitation, mergers, business combinations and similar transactions) unless the successor company assumes in writing all of our obligations under the Notes. In connection with a change of control of the Company, each holder may require us to redeem in cash all, or any portion, of such holder’s note a 20% redemption premium on the portion of the Note to be redeemed.

The Notes contain standard and customary events of default including but not limited: (i) the suspension from trading or the failure to list our Class A Ordinary Shares within certain time periods; (ii) failure to make payments when due under the Notes; and (iii) bankruptcy or insolvency of the Company. During the Event of Default Redemption Right Period, each holder of Notes may require us to redeem in cash all, or any portion, of the Notes at a 25% premium, or, with respect to certain events of default, the share failure redemption value of the Notes to be redeemed. If any bankruptcy event of default occurs, we shall immediately redeem in cash all, or any portion of the Notes at a 25% redemption premium, unless each holder waives such right to receive payment.

The Company engaged D. Boral Capital LLC (“Placement Agent”) as its placement agent to solicit offers to purchase the securities in the Offering. The Placement Agent has no obligation to buy any of the securities from the Company or to arrange for the purchase or sale of any specific number or dollar amount of securities. The Company agreed to pay the Placement Agent a fee equal to 3.7% of the gross proceeds from the sale of the Notes to investors first identified and introduced to the Company by the Placement Agent, but in no event will the aggregate fee and commissions payable to the Placement Agent exceed US$4,650,000. The Company will also reimburse the Placement Agent for the Placement Agent’s reasonable out-of-pocket costs and expenses in connection with the Offering, including the fees and expenses of the Placement’s outside counsel; provided, however, that such amount will not exceed US$50,000.

A copy of the form of Securities Purchase Agreement and form of Note is included in this current report on Form 6-K as Exhibit 10.1 and Exhibit 10.2 and the foregoing description of the Securities Purchase Agreement and the Notes is qualified in its entirety by reference thereto.

This current report on Form 6-K, including the exhibit hereto, is incorporated by reference into the post-effective amendment No. 2 to the registration statement on Form F-1 on Form F-3 (File No. 333-271861) and registration statement on Form F-3 (File No. 333-288811) and shall be a part of such registration statements from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
4.1	Indenture, dated October 30, 2025, by and between ECARX Holdings Inc. and U.S. Bank, National Association
4.2	First Supplemental Indenture, dated October 30, 2025, by and between ECARX Holdings Inc. and U.S. Bank, National Association
5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP
10.1	Form of Securities Purchase Agreement
10.2	Form of Convertible Note
23.1	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECARX Holdings Inc.

By	:	/s/ Jing (Phil) Zhou
Name	:	Jing (Phil) Zhou
Title	:	Chief Financial Officer

Date: October 30, 2025